[Preliminary Additional Solicitation Materials]
             [To be released as soon as practicable but not sooner
                        than on or about March 29, 1999]


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                Life Care Center of Longmont, Longmont, Colorado




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                              STOCKHOLDER BROCHURE
                                  REGARDING THE
                        COMPREHENSIVE RESTRUCTURING PLAN



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                     La Quinta Inn & Suites, Addison, Texas




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

The Meditrust Companies are furnishing this brochure to our stockholders concurrently with the Joint Proxy Statement for the Special Meetings of
Stockholders to be held on         , 1999. This brochure is not a substitute for
the information presented in the Joint Proxy Statement. You are urged to read the Joint Proxy Statement, including its Annexes, in its entirety.


                               Table of Contents


                                                                       Page
                                                                       ----
Summary .............................................................    1
Introduction ........................................................    2
The Plan ............................................................    2
The Record to Date ..................................................    3
Risks Related to the Implementation and Effects of the Plan .........    5
The Corporate Document Proposals ....................................    6
Conclusion ..........................................................    8
How to Vote .........................................................    9


                       Forward Looking Statements Legend

Certain matters discussed within this brochure may constitute "forward-looking statements" within the meaning of the federal securities laws. Although Meditrust Corporation ("Meditrust") and Meditrust Operating Company ("Operating Company", and together with Meditrust, "The Meditrust Companies") believe the statements are based on reasonable assumptions, they can give no assurance that their expectations will be attained. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, without limitation, general economic and real estate conditions, the conditions of the capital markets at the time of the proposed spin-off of the health care division, the identification of satisfactory prospective buyers for the non-strategic assets which have not yet been sold and the availability of financing for such prospective buyers, the availability of equity and debt financing for The Meditrust Companies' capital investment program, interest rates, competition for hotel services and health care facilities in a given market and other risks detailed from time to time in the filings of The Meditrust Companies with the Securities and Exchange Commission, including the Joint Annual Report on Form 10-K/A for the year ended December 31, 1997 and other periodic filings under the Securities Exchange Act of 1934, as amended.

Photo Captions:

Front Cover (top): Life Care Center of Longmont, Longmont, Colorado Front Cover (bottom): La Quinta Inn & Suites, Addison, Texas
Back Cover (top): La Quinta Inn, Orlando, Florida
Back Cover (bottom): Life Care Center of Las Vegas, Las Vegas, Nevada

Summary

     On November 12, 1998, Meditrust Corporation ("Meditrust") and Meditrust Operating Company ("Operating Company") announced a comprehensive restructuring plan (the "Plan"). This brochure contains a brief description of the Plan, including a discussion of the status of our efforts in implementing the Plan.
As part of the Plan, the Boards of Directors of Meditrust and Operating Company (together "The Meditrust Companies" and each a "Company") have adopted certain proposals which will revise each of The Meditrust Companies' corporate documents to permit us to issue unpaired shares of capital stock, as well as, if appropriate, in the future permit the Board of Directors of each of The Meditrust Companies to waive or terminate the pairing of our capital stock. As described in more detail in the accompanying Joint Proxy Statement, you will be asked to approve these two important proposals at the Special Meetings of
Stockholders to be held on         ,   , 1999. The two proposals that will be
submitted for your approval are summarized as follows:

o The Meditrust Companies' Restated Certificates of Incorporation, as amended to date (the "Existing Certificates"), will be amended and restated in their entirety. The existing provisions will be contained in the Amended and Restated Certificates of Incorporation (the "Amended Certificates") and new provisions increasing the amount of our authorized common stock and providing for the pairing of the common stock of Meditrust and Operating Company with each other will be added. The Amended Certificates will not contain any new so-called "anti-takeover" devices.

o The Pairing Agreement, as amended, by and between Meditrust and Operating Company will be terminated. The termination of the Pairing Agreement will not, however, terminate the paired share structure of The Meditrust Companies because of the pairing provisions that will be added to the Amended Certificates. The termination of the Pairing Agreement will automatically terminate those provisions of the By-laws of each of The Meditrust Companies that require the pairing of certain classes of The Meditrust Companies' capital stock.

Adoption of these proposals will enable each of The Meditrust Companies to issue unpaired shares of its capital stock. The ability to issue unpaired shares will permit each of The Meditrust Companies to:

o more efficiently engage in capital raising and formation transactions by matching the specific needs of each Company with the investment criteria of the investment community;

o efficiently respond in a timely manner to the challenges presented by recently adopted federal legislation which limits the use of the paired share structure by providing the flexibility to adopt, subject to then applicable law, the structure or structures best suited to serve the long-term goals of The Meditrust Companies; and

o capitalize on further opportunities to enhance stockholder value through acquisitions that are consistent with our growth strategy.

As part of capital raising transactions, either of The Meditrust Companies may be permitted to issue unpaired capital stock, subject to applicable real estate investment trust ("REIT") qualification tests. As previously announced in connection with the Plan, these proposals may also permit certain existing stockholders affiliated with Thomas M. Taylor & Co. and other entities and individuals associated with certain members of the Bass family, including Thomas M. Taylor, the Interim Chairman of the Boards of Directors of The Meditrust Companies (the "Bass Group"), to increase their ownership in Meditrust up to an aggregate of 13%, again subject to applicable REIT qualification tests.

Your Boards of Directors unanimously recommend that you vote "FOR" both of the proposals by signing, dating and promptly returning the enclosed proxy cards in the enclosed postage-paid envelope.

The proposals and their potential effects are described fully in the accompanying Joint Proxy Statement. This brochure should not be viewed as a substitute for the Joint Proxy Statement, which you are encouraged to read in its entirety.

Introduction


     On November 12, 1998, The Meditrust Companies announced that the Boards of Directors approved a comprehensive restructuring plan for our real estate portfolio. The Plan is designed to strengthen The Meditrust Companies' financial position and clarify our investment and operating strategy by focusing on the health care and lodging business segments, our two most prominent business segments. These segments are also the businesses that The Meditrust Companies and our management teams know best and from which we believe we can best create long-term value for our stockholders.


The Plan

     The Plan has a number of components, several of which have been successfully completed or are well on their way to successful completion. The Plan, as announced on November 12, 1998, includes the following components:

     "This restructuring makes strategic sense. We believe it will focus Meditrust on its core competencies, provide financial and operating flexibility, and enhance shareholder value."
Thomas M. Taylor,
Interim Chairman of the Boards of Directors.


   o Separate Primary Businesses -- The Meditrust Companies intend to pursue the separation of the health care and lodging business segments. This separation will be accomplished through the spin-off of a new separately traded, publicly listed REIT, which will engage principally in the health care financing business. After the spin-off, which The Meditrust Companies intend to complete during the latter part of 1999, The Meditrust Companies' stockholders will continue to hold stock in The Meditrust Companies, which will be focused on the lodging business, as well as stock in a newly-created, publicly traded health care REIT. We expect that the lodging business will, concurrently with the spin-off, change its name and the new health care REIT will retain an affiliation to the "Meditrust" name.

   o Sell Non-Strategic Assets -- The Meditrust Companies will sell over $1 billion of non-strategic assets.

   o Reduce Debt Through Asset Sales -- The Meditrust Companies will use approximately $550 million of the proceeds from the sales of non-strategic assets to reduce The Meditrust Companies' debt.

   o Settle Forward Equity Transaction -- The Meditrust Companies reached an agreement with certain affiliates of Merrill Lynch & Co. (the "Merrill Lynch Entities") that allows them to complete the settlement of The Meditrust Companies' only forward equity investment transaction ("FEIT").

   o Continue to Operate in Paired Share Structure -- The Meditrust Companies intend to continue to utilize the paired share structure to operate the health care and lodging businesses until the completion of the spin-off. After completion of the spin-off, The Meditrust Companies will use the paired share structure to operate the lodging business. Because of restrictions imposed by recently adopted federal legislation on our growth using the paired share structure, The Meditrust Companies may need to implement a structure other than the paired share structure. The approval and adoption of the proposals presented in the Joint Proxy Statement will provide The Meditrust Companies with the ability to implement such an alternative structure for the lodging business in the most timely manner. Implementation of the components of the Plan is not contingent upon approval of the proposals submitted for stockholder approval.

   o Reduce Capital Investments -- The Meditrust Companies will reduce capital investments in new assets to reflect current industry operating conditions.

   o Reset The Meditrust Companies' Annual Dividend -- The Meditrust Companies reset their 1999 annual dividend to $1.84 per paired common share, an amount that is sustainable and comparable to The Meditrust Companies' peer groups.

   o Record Non-Recurring Charges -- The Meditrust Companies recorded non-recurring charges of $248 million in the third quarter of 1998 and approximately $100 million in the fourth quarter of 1998.

     By its terms, the Plan is clearly a departure from The Meditrust Companies' strategy of the recent past, which was to expand through a series of acquisitions in various business segments. Pursuant to the Plan, we have divested, or are in the process of divesting, several of these business segments to return to our two primary business segments, health care and lodging. The Plan will significantly transform The Meditrust Companies from what we were just six months ago. If we are able to successfully implement the Plan, it will result in your ownership of interests in the health care and lodging business segments, providing you with access to the potential rewards and risks inherent in each.


The Record to Date

     Since the announcement of the Plan approximately five months ago, The Meditrust Companies have been actively implementing its components and have successfully completed, or will soon successfully complete, a number of the component parts as discussed below.

     "We are delivering on our promises ahead of our original schedule. These asset sales are a key step towards settling our forward equity obligation, reducing near-term debt obligations and strengthening our balance sheet. We are confident that Meditrust and our stockholders will soon realize the benefits of our comprehensive restructuring plan."
David F. Benson, President

   o Sale of Non-Strategic Assets -- We began actively pursuing the sale of approximately $1 billion of non-strategic assets during the fourth quarter of 1998. Since The Meditrust Companies announced the Plan, we have sold (i) the Santa Anita Racetrack and its related operations for $126 million in gross proceeds, (ii) art work acquired in the acquisition of the Santa Anita Companies for gross proceeds of $11 million, (iii) a fifty percent (50%) joint venture interest in the Santa Anita Fashion Park for gross proceeds of $40 million and (iv) 58 health care properties or health care investments for aggregate gross proceeds of $436 million. In addition, on February 10, 1998, we entered into an agreement to sell the Cobblestone Golf Group ("Cobblestone"), our golf division, to an affiliate of ClubCorp, Inc. and American Golf Corporation for an aggregate purchase price of approximately $393 million. We expect that this sale will be consummated by the end of the first quarter of 1999.

   o Reduction of Debt through Asset Sales -- We have applied substantially all of the net proceeds from our recent sales of non-strategic assets to the repayment of outstanding debt, including our senior credit facility, and to the settlement of the FEIT, as described below. Our stated goal is to reduce our outstanding debt by approximately $550 million. In January, we repaid $24 million of mortgages and $250 million of our credit facility, which would otherwise have been due on April 30, 1999. In addition, we anticipate using a portion of the net proceeds from the sale of Cobblestone to repay $250 million under our credit facility which would otherwise be due in July, 1999.


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

"We are delighted to have successfully resolved our forward equity transaction. Resolution of this matter is another step in the implementation of our restructuring plan . . . ."
David F. Benson, President

   o Settlement of FEIT -- On February 26, 1998, we entered into the FEIT with the Merrill Lynch Entities, pursuant to which the Merrill Lynch Entities purchased shares of non-voting convertible securities of Meditrust. The purchase was subject to a purchase price adjustment in which The Meditrust Companies would be required to deliver additional shares of paired common stock of The Meditrust Companies ("Paired Shares") if the market price of the Paired Shares stock at the time of any interim or final adjustment was lower than the original purchase price. Such an additional issuance would have a dilutive effect on the capital stock of The Meditrust Companies. The net proceeds of approximately $272 million raised from the FEIT were used to repay existing indebtedness. We have entered into a comprehensive agreement which provides for settlement of the FEIT. This settlement did not increase the amount of money which has been paid or will be paid by or on behalf of The Meditrust Companies to the Merrill Lynch Entities. We have settled a substantial portion of our FEIT in cash. We anticipate using a portion of the net proceeds from the sale of Cobblestone to settle the remaining approximately $89 million of our original FEIT.

   o Reduction of Capital Investments -- We have reduced our capital investment program over the near term, reflecting current conditions in the lodging and health care industries. We believe that our new strategic focus, together with our asset sales, which include the sale of the Santa Anita Racetrack and the pending sale of Cobblestone, will enable The Meditrust Companies to grow under a reduced level of capital investments through 1999 and have the financial flexibility to respond quickly to new opportunities.

             Health Care: The Meditrust Companies intend to remain one of the leading providers of financing to the health care industry and will continue to seek opportunities to invest or acquire in those areas of the health care industry experiencing expansion and profitability. Although our projected $200 million for new health care investments in 1999 is less than our annual investments in recent years, we believe that this level of investment is appropriate in the current capital markets.

             Lodging: One of the attributes that made La Quinta Inns, Inc. ("La Quinta") attractive to The Meditrust Companies was the significant capital improvements of approximately $270 million that had occurred at La Quinta during the mid to late 1990s. Our lodging business will continue to benefit from the opening of 57 Inns & Suites hotels during the past 22 years and the opening in 1999 of 13 Inns & Suites hotels currently under construction. Upon completion of the hotels currently under construction, we will own and operate 233 La Quinta Inns and 70 La Quinta Inns & Suites hotels, with a total of approximately 39,000 rooms. We do not presently plan to proceed with further development efforts or to enter new segments of the lodging industry until industry market conditions improve. With the significant capital improvements completed in recent years, we will focus on internal efficiencies and growth. However, going forward, we will evaluate development and acquisition investment opportunities as they arise.

   o Reset of Annual Dividend -- The Meditrust Companies announced on November 12, 1998 that they expected their annual dividend in 1999 to be at least $1.84 per Paired Share. The Meditrust Companies noted that the new dividend is sustainable, is comparable to their peer groups' payout ratios and, compared to our prior dividend, the adjustment will provide approximately $90 million in additional cash from operations. On January 14, 1999 the Board of Directors of Meditrust declared a $.46 per share dividend to stockholders of record on January 29, 1999 payable February 16, 1999.

Risks Related to the Implementation and Effects of the Plan

     We believe that the successful implementation of the Plan is in the best long-term interests of The Meditrust Companies and our stockholders. However, there are a number of potentially negative or adverse factors that you should be aware of in connection with both the implementation of the Plan, as well as the effects of the Plan. Although you are not being asked to ratify or approve the Plan, in the Joint Proxy Statement you are being asked to approve certain proposals related to The Meditrust Companies' corporate documents that will impact component parts of the Plan, particularly the entities which will operate the lodging business segment after the spin-off of the new health care REIT.

     Implementation: The Plan involves a number of component parts that require a substantial commitment of our resources to implement. In order to successfully implement each part of the Plan, a significant amount of the available time and effort of the management of The Meditrust Companies must be utilized. For example, each transaction involving the sale of a non-strategic asset requires that the personnel who oversee that asset or group of assets not only continue to operate that asset consistent with past practice, but also that they prepare it for sale, meet with potential buyers, negotiate, and/or assist in the negotiation with the ultimate buyer. In addition, The Meditrust Companies have expended, and will continue to expend significant financial resources to implement the Plan. Each transaction of the type described above generally involves the payment of fees and expenses of outside professionals, including investment bankers, attorneys, independent accountants and consultants.

     Our ability to successfully implement the Plan is also impacted by external factors, such as: (i) the performance of the economy generally and real estate markets in particular, (ii) the ability of The Meditrust Companies to access the capital markets, (iii) changes in applicable law and (iv) the identification of satisfactory buyers of non-strategic assets. We currently anticipate that the spin-off of the new health care REIT will be completed by the end of 1999. After the spin-off, each of the lodging and health care business segments will need to separately access the capital markets to the extent that additional capital is required. However, we can not be certain that the capital markets will be amenable to the spin-off and the creation of the two distinct, separately traded entities. In addition, changes in the capital markets, which are beyond our control, may materially impact our ability to successfully implement the spin-off, as well as other component parts of the Plan.

     Effects: The structure of The Meditrust Companies will be significantly altered from our structure today and from our structure six months ago. Today, each holder of paired shares of The Meditrust Companies owns interests in a combined business which owns and invests in health care properties and owns and operates lodging properties. Until recently, The Meditrust Companies also owned and operated a horse racing facility and related property. After completion of the Plan, and assuming you continue to hold the securities issued to you in the spin-off, you will own an equity interest in a lodging business and in a separate health care financing business. The lodging business and the health care financing business will be operated independently, they will be financed separately and their securities will be traded independently on the New York Stock Exchange. You will no longer hold an interest in either the horse racing or golfing businesses as these businesses have been, or will be sold. In addition, the health care financing business will be somewhat smaller than it has been historically, as certain non-strategic assets, most of which relate to the health care business, have been sold and the funding of new health care investments has been reduced as part of our reduction of capital expenditures.

     Finally, assuming approval of the proposals presented in the Joint Proxy Statement, the lodging business in which you currently hold an interest through your ownership of paired shares will likely be restructured at some point in the future after the spin-off is completed in order to respond to the recently enacted federal legislation. The ability to change to an alternative structure will be largely impacted by the approval of the proposals presented in the Joint Proxy Statement. Although the proposals and how they impact and interact with the Plan are generally summarized below, we encourage you to read the Joint Proxy Statement and the accompanying Annexes in their entirety.

The Corporate Document Proposals

     Background: On November 5, 1997, the predecessor to Meditrust acquired The Santa Anita Companies. The Santa Anita Companies enjoyed, at that time, the benefits of a unique organizational structure referred to as a "paired share structure." The shares of the capital stock of the two companies that made up The Santa Anita Companies were "paired." As a result, these shares of capital stock sold and traded together as a single unit referred to as a "paired share." The paired share structure provided certain benefits, at the time of the acquisition of The Santa Anita Companies, as it linked an operating company with a REIT. A REIT may own and lease real estate, but it generally may not conduct an operating business on the real property that it owns. By linking a REIT, which can own and lease real property, with an operating company, which can operate a business on the underlying real estate, the owners of the paired shares retained the economic benefits (and, consequently, assumed the related risks) associated with owning and operating the real estate. Consequently, operating profits which normally would accrue to a third party operator instead were earned by a company which was owned by the REIT's stockholders.

     Meditrust's predecessor, together with other REITs, saw the benefits that this unique structure provided to the REIT's stockholders and acquired The Santa Anita Companies. The acquisition was structured as a merger of Meditrust into The Santa Anita Companies to preserve the paired share structure. As a result, the corporate organizational and governing documents of The Santa Anita Companies, each of which was originally prepared nearly twenty years ago, became the corporate and organizational documents of The Meditrust Companies.

     At the time of the acquisition of The Santa Anita Companies in November 1997, these organizational and governing documents were viewed as somewhat outdated and inflexible, given the developments that had been made in corporate practice, as well as tax law, related to REITs generally and paired share REITs specifically. At the time, Meditrust's predecessor determined that if the structure could be utilized immediately it should be put to use rather than making an attempt to revise these inherited, inflexible documents. Accordingly, the unique paired share structure was immediately implemented by The Meditrust Companies with announcements on January 3, 1998 and January 11, 1998, respectively, of the acquisitions of La Quinta, an independent, publicly traded corporation that focused on the ownership, operation and development of hotel properties, and Cobblestone Holdings, Inc., an independent company that owned, operated and developed golf course properties. The acquisitions of La Quinta and Cobblestone Holdings, Inc. were consummated by The Meditrust Companies on July 17, 1998 and May 29, 1998, respectively.

     Implementation of these proposals will allow The Meditrust Companies to adopt an alternative structure in response to the Reform Act.

     Changes in the Law Diminished the Benefits of the Paired Share
Structure: On July 22, 1998, the President of the United States signed into law the Internal Revenue Service Restructuring and Reform Act of 1998 (the "Reform Act"). The Reform Act includes provisions which greatly diminish the ability of the various paired share entities to continue to use this previously grandfathered structure for further growth and value creation. Although the acquisitions of La Quinta and Cobblestone Holdings, Inc. were "grandfathered" (i.e., The Meditrust Companies and their stockholders could enjoy the benefits of the paired share structure for these acquisitions), further growth by The Meditrust Companies is substantially limited by the Reform Act. In particular, these restrictions as a practical matter prevent the Operating Company from operating hotels or golf courses acquired in the future either by Meditrust or the Operating Company. Although the benefits of continued growth through the use of the paired share structure are now limited, unless the proposals are approved we will be forced to continue to operate and raise capital pursuant to the existing corporate documents, which were largely intended to maintain this paired share structure. Such limitation may over time adversely affect our competitive position and financial condition.

     The Proposed Changes to the Corporate Documents: The Meditrust Companies' organizational and governing documents were originally drafted nearly twenty years ago and were largely designed to, among other things, preserve the unique paired share structure of The Santa Anita Companies. Since these corporate documents were originally drafted and put in place, a number of changes have occurred that caused these documents to become outdated, but more importantly, inflexible. The Boards of Directors of The Meditrust Companies now recommend that you approve and adopt new organizational and governing documents that will succeed certain of the documents inherited from The Santa Anita Companies. The proposals will not include any new anti-takeover devices. Rather, the proposals will make it easier to raise capital and to respond to the challenges presented by the Reform Act and its limitations on the continued use of the paired share structure. In addition, the proposals may provide us with further opportunities to enhance stockholder value.

The proposals to restructure The Meditrust Companies' corporate documents will not add any anti-takeover devices.

     If you approve the proposals to restructure our corporate documents, which are described in detail in the Joint Proxy Statement, they will do the following:

o Amend and restate The Meditrust Companies' Certificates of Incorporation to increase the amount of authorized common stock and to provide for the pairing of the capital stock of The Meditrust Companies.

o Terminate the Pairing Agreement, which will also automatically terminate certain provisions of each of The Meditrust Companies' By-laws.

     The Effect of the Proposed Changes to The Meditrust Companies' Corporate
Documents: The proposed changes to The Meditrust Companies' corporate documents are designed principally to enable each of The Meditrust Companies to issue unpaired shares of each of their capital stock and, when and if appropriate, to terminate the pairing of their capital stock. The ability to issue unpaired capital stock will permit us to engage in more flexible capital raising and formation transactions that are not presently permitted under our existing organizational and governing documents. Such flexibility may allow us to raise additional capital through investments from investors that may exceed the 9.25% Ownership Limit in the Existing Certificates. Approval and adoption of the proposals will also permit The Meditrust Companies when, as and if appropriate and permitted under applicable law, to raise additional capital by allowing certain members of the Bass Group, including Thomas M. Taylor, the Interim Chairman of the Boards of Directors of The Meditrust Companies, to increase their holdings in Meditrust up to an aggregate of 13%. Notwithstanding the foregoing, no assurance can be made that any such investments will be made. In addition, the revised organizational and governing documents will permit us to respond in a timely manner to the challenges presented by the Reform Act and its limitations on the use of the paired share structure.

     The proposals to restructure The Meditrust Companies' corporate documents will enable each of The Meditrust Companies to issue unpaired shares of capital stock and, in certain circumstances, to terminate the pairing of our capital stock, which will permit us to:

o  more efficiently engage in capital raising

o efficiently respond in a timely manner to the challenges presented by the Reform Act and its limitations on the use of the paired share structure

o capitalize on further opportunities to enhance stockholder value through acquisitions that are consistent with The Meditrust Companies' growth strategy

o Capital Raising -- The changes to our corporate documents will enable The Meditrust Companies to issue unpaired securities, including securities that are convertible into common stock, and to facilitate capital raising. We will be able to structure offerings of our securities that will more appropriately match each of The Meditrust Companies' needs with the investment criteria of various segments of the investment community. We believe our ability to structure offerings that better meet the criteria of potential investors should have the benefit of achieving more efficient and cost-effective capital raising.

o Efficient and Timely Response to the Reform Act -- The changes to our corporate documents will permit us to efficiently respond in a timely manner to the challenges presented by the Reform Act. The Reform Act diminishes our ability to continue to use the paired share structure for further growth and future value creation. Our present corporate documents do not permit us to engage in certain transactions that may be appropriate responses to the limitations imposed by the Reform Act. For example, one response to the limitations imposed by the Reform Act may be to "destaple" The Meditrust Companies, for which either Meditrust or Operating Company would issue unpaired equity securities in excess of fifty percent of the value of the outstanding equity securities. Such independent issuance of securities is not currently permitted under The Meditrust Companies' current corporate documents.

o Enhance Stockholder Value Through Transactions that are Consistent with The Meditrust Companies' Focused Strategy -- The changes in The Meditrust Companies' corporate documents will permit us, when, as and if appropriate, to engage in transactions that will enhance stockholder value. For example, under the proposed corporate documents, Meditrust will be better able to structure an acquisition of a company that fits within its growth strategy on a fully tax-free basis.


Conclusion

     In the Joint Proxy Statement, we are asking you to consider changes to our organizational and governing documents that are designed to enable us to engage in cost-effective capital raising and formation transactions and to respond to the challenges presented by the Reform Act. We believe that because of the changes in the capital markets generally, and in the real estate industry specifically, the most cost-effective and desirable way to raise capital in the future will be to match each of The Meditrust Companies' needs with the criteria of potential investors. In addition, we believe that in order to efficiently respond in a timely manner to the challenges presented by the Reform Act, we will need to be governed by corporate documents that will provide us the flexibility to implement a structure that will ultimately enhance stockholder value. We believe that our current corporate documents restrict both of these types of efforts to further our long-term goals and enhance stockholder value. Accordingly, we have proposed the changes to the corporate documents that are to be considered at each of our Special Meetings of Stockholders to be held May 1999. We urge you to read the accompanying Joint Proxy Statement in its entirety as you consider these proposals. Once you have done so, we ask you to sign and return the enclosed proxy cards as soon as possible.


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

How to Vote

       The Meditrust Companies' Boards of Directors unanimously recommend that you vote "FOR" each of these proposals by signing, dating and promptly returning the enclosed proxy cards in the enclosed postage-paid envelope.

The vote of each stockholder is important. You are urged to mark, date and sign the accompanying proxy cards and return them in the enclosed postage-paid envelope as soon as possible.

     You may vote either "FOR" the proposals, "AGAINST" the proposals, or "ABSTAIN" from voting on the proposals.

     If you sign and return the proxy cards without clearly indicating an "AGAINST" vote or without clearly indicating that you "ABSTAIN" from voting, you will be deemed to have voted "FOR" the approval and adoption of the amendment and restatement of the Certificates of Incorporation and "FOR" the termination of the Pairing Agreement.

     If you indicate you wish to "ABSTAIN" from voting with respect to the approval and adoption of the amendment and restatement of the Certificates of Incorporation, it will have the same effect as a vote "AGAINST" the approval and adoption of the amendment and restatement of the Certificates of Incorporation.

     If you indicate you wish to "ABSTAIN" from voting with respect to the termination of the Pairing Agreement, it will have the same effect as a vote "AGAINST" the termination of the Pairing Agreement.

     The failure to return properly executed proxy cards will have the same effect as voting "AGAINST" the approval and adoption of the amendment and restatement of the Certificates of Incorporation and "AGAINST" the termination of the Pairing Agreement, unless you vote in person at the Special Meetings of Stockholders.

     Detailed information about the proposals is set forth in the accompanying Joint Proxy Statement, which you are urged to read carefully in its entirety, including the section captioned "Risk Factors" beginning on page 4 of the Joint Proxy Statement. If you have any questions or need assistance in completing your proxy cards, please call D.F. King & Co., Inc., our proxy solicitor, toll free at 1-800-848-3410.


YOUR VOTE IS IMPORTANT. PLEASE ACT PROMPTLY.


                                    IMPORTANT

If your shares are held for you by a broker or bank, only your broker or bank can vote your shares, but only after receiving specific voting instructions from you. Accordingly, please sign and return the accompanying voting instruction form in the enclosed envelope as soon as possible.


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                         La Quinta Inn, Orlando, Florida




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                Life Care Center of Las Vegas, Las Vegas, Nevada



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